Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,					Six Months Ended June 30,
	2012	2011	2010	2009	2008	2013	2012
	(In thousands, except ratios)
Earnings:
Income from continuing operations before income taxes	(1,164,759)	494,823	577,596	183,994	332,789	(199,735)	80,584
Plus: Fixed charges	152,463	108,594	22,723	23,808	32,627	109,643	65,881
Less: Interest capitalized during the period	(7,677)	(5,474)	(1,363)	(1,196)	(3,860)	(1,181)	(3,560)
	(1,019,973)	597,943	598,956	206,606	361,556	(91,273)	142,905

Fixed Charges:
Interest expense	139,356	96,820	17,250	18,975	26,226	105,747	59,171
Plus: Interest capitalized during the period	7,677	5,474	1,363	1,196	3,860	1,181	3,560
Interest portion of rental expense	5,430	6,300	4,110	3,637	2,541	2,715	3,150
	152,463	108,594	22,723	23,808	32,627	109,643	65,881

Ratio of Earnings to Fixed Charges (1)	n/a	5.51	26.36	8.68	11.08	n/a	2.17

(1) For the year ended December 31, 2012, earnings were insufficient to cover fixed charges by approximately $1,172.4 million.  For the six months ended June 30, 2013, earnings were insufficient to cover fixed charges by approximately $200.9 million.